SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Presentation
Results of 2017

March 2018



Eletrobras

Disclaimer

This presentation may contain **forward-looking statements. Such statements are not statements of historical facts** but reflect **the beliefs and expectations of our management** and may constitute **forward-looking statements** within the meaning of

and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the US Securities and Exchange Act of 1934, as amended.

The words "believe," "may", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar words are intended to identify these **statements, which necessarily involve known and unknown risks and uncertainties.**

Known **risks and uncertainties** include but are not limited to general **economic, regulatory, political and business conditions** in Brazil and abroad, interest **rate fluctuations, inflation and the value of the real, changes in volumes and patterns of customer electricity usage, competitive conditions,** our level of **debt,** the likelihood that we will receive **payment in connection with accounts receivable, changes in rainfall and the water levels** in the reservoirs used to run our hydroelectric facilities, our **financing and capital expenditure plans, existing and future governmental regulation** and other risks described in our registration statement and other filings with the

Forward-looking statements speak only as of the date they are made we do not undertake **any obligation to update them in light of new information or future developments.** Future results of the Company's operations and initiatives may differ from current expectations **and the investor should not rely solely on the information contained herein.**

This material contains **calculations that cannot produce a sum or accurate result due to rounding performed.**

Highlights

2017 Highlights

Results

R$ 37,876 million
Net Operating Revenue (ROL)
37% ↓
Regarding 2016, due to RBSE in 2016

R$ 6,744 million
Ebitda
66% ↓
Regarding 2016, Due to RBSE in 2016

R$ 1,726 million
Net Loss
149% ↓
Regarding the R$ 3.513 billion profit in 2016

R$ 5,214 million
Investments in **2017**
58%
Of R$ 8,953 billion budget

Regulatory

Resolutions n° 20 and 28 of Council of Investment and Partnership Program - CPPI

Definition of the conditions for the privatization of the DisCos. The privatization was approved in 1Q18.

Provisional Measure 814/2017

It changes laws that refer to electric power services in isolated systems, expansion of emergency electric energy supply, extraordinary tariff recomposition, Electric Energy Alternative Incentive Program – Proinfa - and Energy Development Account. Also, it provides for the universalization of the public service of energy supply.

Business Plan

Reduction of

Net Debt
—
Managerial Ebitda


6.1
3.7
2016
2017

Getting closer to the **indebtedness reduction** goal of PDNG 2018-2022

Eletrobras obtained the

Governance Indicator Certification - IG/SEST Level 1 (Excellence)

Bylaws Reform
to meet the requirements of **Law 13,303/2016**

|

Estate Owned Companies Law

50,1%
ProERP
conclusion

|

Expecting 4 companies in **RJ** to have theirs ***Go Lives*** up to **April 2018**

86%
Shared Services Center
conclusion

|

All processes up to **July 2018**

Dismissal Plan

PAE with **2,055** Employess joined the plan and na economy of R$ 826 million/year

Launched on March 2018, the **PDC for 3,017 employees**

Economy expected around **R$ 890 million/year**

Financial

Economic Financial Performance

(R$ Million)

ACCUMULATED - REALIZED			STATEMENT OF INCOME CONSOLIDATED	REALIZED - QUARTERLY		
IFRS Dec/16	IFRS Dec/17	Δ%		IFRS 4º Q/16	IFRS 4º Q/17	Δ%
(A)	(B)	(B/A)		(D)	(E)	(E/D)
68,606	44,238	-36%	Gross Operating Revenue*	17,537	13,342	-24%
(10,658)	(8,114)	-24%	Deductions	(5,391)	(2,313)	-57%
57,948	36,124	-38%	Net Operating Revenue	12,180	11,029	-9%
(14,106)	(13,621)	-3%	Operational Costs*	(5,867)	(4,785)	-18%
(31,002)	(20,202)	-35%	Operational Expenses	(14,201)	(10,301)	-27%
(12,435)	(11,851)	-5%	PMSO	(4,410)	(3,639)	-17%
-	(853)	-	PAE	-	(57)	-
(16,723)	(5,747)	-66%	Operational Provisions / Reversals	(9,586)	(6,238)	-35%
(1,844)	(1,751)	-5%	Depreciation and amortization	(516)	(367)	-29%
17,799	6,744	-62%	EBITDA CVM	(6,782)	(3,540)	-48%
(3,931)	(5,193)	32%	Financial Result	136	(296)	-
3,114	2,692	-14%	Shareholding's Result	625	150	-76%
12,024	(200)	-	Operating Income Before IR/CS	(7,162)	(4,203)	-41%
(8,511)	(1,525)	-82%	IR/CS	904	205	-77%
3,513	(1,726)	-	Earnings before Shareholdings	(6,258)	(3,998)	-36%
3,513	(1,726)	-	Net Income after IR/CS s RBSE	(6,258)	(3.998)	-36%

RoI, Ebitda and Profit: Effect of accounting for RBSE's assets in 2016.

PMSO: reduction of third-party services, reduction of research spending

Corporate Interest: Disposal of CELG D Assets; RBSE CTEEP and Eletronorte negative result with SPE Sinop in the amount of R$ 105 million (4Q17)

Result by Segment (R$ million)

IFRS 4Q17	GENERATION		TRANSMISSION		DISTRIBUTION
Regime	**Exploration**	**O&M**	**Exploration**	**O&M**	**-**
ROL (Net Operating Revenue)	**5,016**	**508**	**367**	**2,240**	**3,354**
(-) PMSO	(1,443)	(361)	(275)	(1,483)	(643)
(-) Operating Costs and Expenses	(854)	(421)	(314)	(12)	(3,501)
EBITDA	**3,081**	**(263)**	**(219)**	**756**	**(812)**
Financial Result	(424)	(85)	(78)	(226)	(865)
Taxes	10	(2)	11	256	25
Net Income	**2,305**	**(361)**	**(289)**	**774**	**(1,630)**

IFRS 4Q16	GENERATION		TRANSMISSION		DISTRIBUTION
Regime	**Exploration**	**O&M**	**Exploration**	**O&M**	**-**
ROL(Net Operating Revenue)	**4,714**	**200**	**637**	**1,959**	**5,994**
(-) PMSO	(1,156)	(337)	(44)	(1,204)	(1,795)
(-) Operating Costs and Expenses	(8,189)	(1,077)	(1,389)	(1,394)	(6,624)
EBITDA	**(4,281)**	**(1,197)**	**(804)**	**(382)**	**(763)**
Financial Result	(642)	(151)	(34)	93	(987)
Taxes	400	486	(359)	369	-
Net Income	**(4,872)**	**(879)**	**(1,189)**	**(176)**	**(3,412)**

Generation:
Rol: 23%
Ebtida: 151%
Net Income: 134%

Transmission:
Rol: 1%
Ebtida: 145%
Net Income: 136%

Ebitda Improvement and GT Results: Revenue growth and Cost reduction.

Distribution:
Rol: (44)%
Ebitda: (6)%
Net Income: 52%
ROL affected by CELG D exit.
PMSO and operating costs/expenses reduction.

Changes (%) refer to the comparison to 4Q16.

Gross Revenue 4Q17 (R$ million)



-24% R$ 4,195 million
+44% R$ 3,536 million
17,537
1,291
8,241
8,005
43
1,310
100
17
2,535
349
11,541
1,192
609
13,342
Gross Revenue IFRS 4Q16
RBSE
CELG D and Construction
Managerial Gross Revenues IFRS 4Q16
Generation - O&M regime
Generation - Exploration Regime
Transmission - O&M Regime
Transmission - Exploration Regime
Distribution
Other Revenues
Managerial Gross Revenue IFRS 4Q17
RBSE
CELG D and Construction
Gross Revenue IFRS 4Q17

G

- New contracts in the ACL - Free Contracting Environment, with variation in the average price;
- Adjustment in Angra 1 and 2 revenue, pursuant to Aneel Resolution 2,193/16

T

- RBSE Remuneration, reflecting R$ 1,192 million in 4Q17 and R$ 1,291 million in 4Q16
- RAP Adjustment (Annual Allowed Revenue)
- Reinforcement of lines in the transmission system.

D

- Effect of positive CVA registration on various distributors and short-term revenue (CCEE) in 4Q17

Personnel, Material, Service and Others
(R$ million)

Consolidated IFRS	4Q16	4Q17	%	2016	2017	%
Personnel	-2,147	-2,015	-6%	-6,549	-6,869	2%
Material	-111	-95	-14%	-330	-324	-2%
Services	-1,493	-963	-36%	-3,485	-2,884	-17%
Others	-349	-566	-14%	-2,072	-1,773	-24%
PMSO	**-4,099**	**-3,639**	**-11%**	**-12,435**	**-11,851**	**-5%**
PAE	-	-57	100%	-	-853	100%
Investigtion Findings	-	-	-	-211	-	-
TOTAL PMSO	**-4,099**	**-3,696**	**-10%**	**-12,646**	**-12,703**	**0,05%**

CELG D R$ 350 million in 2016 (12 months) and R$ 37 million in 2017.

Exclusion of CELG D as of February 2017 and the reduction of contracting expenses for independent research, which went from R$ 291 million in 2016 to R$ 71 million in 2017

PAE R$ 853 million in 2017. PMSO without PAE and "research findings" = Savings of about R$ 600 million.

Operational Provision

(R$ million)

	4Q16	4Q17	(%)	Position on 12/31/2017
Garanties	1	5	284%	**513**
Contingencies	3,207	3,621	13%	**24,552**
PCLD - Consumers and resellers	-21	321	-1,661%	**1,689**
PCLD – Loans and Finacings	4	5	21%	**269**
Onerous Contracts	1,061	477	-55%	**2,079**
Provision/(Reversal) for losses on Investments	1,479	-363	-125%	**2,132**
Impairment	2,926	1,201	-59%	**16,681**
ANEEL Provision – CCC	741	986	33%	**1,727**
Market Value Adjustments	-149	-407	172%	**N/A**
TFRH - Water resources inspection rate	346	169	-51%	**1,184**
Hydrological Rysk	-451	-263	-42%	**N/A**
Others	442	485	18%	**N/A**
Total	**9,586**	**6,238**	**-40%**	**46,562**

Provision for **Contingencies of R$ 3,621 million,** highlighting **compulsory loan provision of R$ 2,337 million.**

Impairment adjustment of SPE Investment

Impairment of **R$ 1,201 million**, especially due to Angra 3 and TPP Camaçari

The negative signs on 4Q16 and 4Q17 columns shows a reversal of the provision and the changes (%) refer to the comparison with the same components of 4Q16

Result Without Main Provisions
(R$ million)

Loss of December 2017	(1.726)	Accumulated Balance
CTEEP Reversal	615	0
Provision for Impairment SPE	(617)	(2,132)
Provision Impairment Angra 3	(990)	(11,288)
Provision Impairment CGTEE	(363)	(363)
Bresser Plan Provision	(345)	(356)
Provision RGR	(309)	(2,383)
Provision CCC Credit	(985)	(1,727)
Compulsory Loan Provision	(2,337)	(16,595)
Main provisions in 2017	**(5,331)**	**(34,844)**

Extraordinary "No Provisions" Result	**3,608**	

Ebitda 2017
(R$ million)



-62% (R$ 11,054 million)
44% R$ 1,710 million
17,799
13,954
3,845
5,338
784
2,194
477
171
5,554
4,108
6,744
EBITDA CVM 4Q16
Non Recurrent items
EBITDA Managerial 4T16
Managerial ROL
Shareholdings
Operating costs
PMSO
Operating Provisions
Managerial EBITDa 4Q17
Non Recurrent items
EBITDA CVM 4Q17

Highlights:

Recurrent ROL increase: Supply R$ 1,813 million; Itaipu transfer R$ 973 million; CVA DisCos R$ 1,781 million .	Increase in operating costs, with emphasis on energy purchased for resale and fuel; R$ 8,858 (4Q16) to R$ 11,409 (4Q17);	Earning Shareholdings Reduction

*Non-recurrent items: See Slide 6

The changes (%) refer to the same items of 2016

Financial Result
(R$ million)

Financial Result	2016	2017	%
Interest income and financial investments	2,241	1,809	-19%
Net monetary adjustment	399	0,16	-100%
Net exchange variation	138	(119)	-186%
Debt charges	(6,376)	(5,757)	+10%
Shareholder Remuneration Charges	(201)	(388)	-93%
Other financial results Net	(131)	(738)	-464%
Total	**(3,931)**	**(5,193)**	**-32%**

Variation is mainly due to the lower availability of resources for application.

(i) reduction of the rates of the main indexes (inflation and SELIC) incident on credits as receivables from the updated CCC / CDE of Amazonas; (ii) a reduction in the updating of renegotiated energy credits, derived from Law 8727/93 and also from payment of credit by the Federal Government in August 2017.

The variation is due, mainly, to the exchange variation in the period on financing agreements and with suppliers.

The variation is mainly due to the fall in the SELIC rate and the decrease in the outstanding balance of financing contracts due to depreciation.

Advance for Future Capital Increase (AFAC), carried out by the Union in the holding company; (ii) updating of dividends not yet paid.

(i) In the holding company, adjustment to the deferred PIS / Cofins account in 2016 due to the decline in the US dollar in that period, generating a positive effect on other financial expenses; (ii) the restatement of Angra's decommissioned liabilities (corresponding to the income earned by the investment fund maintained by Eletrobras

Improvement in Economic and Financial Performance (R$ million)



PMSO IFRS
PMSO / ROL 4Q16 X 4Q17
-17%
4,410
57
3,639
40%
37%
4T16
4T17
PAE
PMSO
PMSO without PAE/ Rol without RBSE



PMSO IFRS
PMSO / ROL 2016 X 2017
-5%
853
PAE R$ 853 million in 2017
39%
36%
12,435
11,851
2016
2017
PAE
PMSO
PMSO Managerial/ ROL Managerial

Improvement in Economic and Financial Performance
(R$ million)

Managerial Ebitda and Managerial Ebitda Margin


+44%
5,554
18.0%
3,845
15.0%
2016
2017
EBITDA Gerencial
EBITDA Managerial Margin

Eletrobras’ Financial Performance
(R$ million)

Financial Performance– Net Profit/Loss



3.513
-2.963
-14.954
-1.726
2014
2015
2016
2017

The company reversed its 3-year loss in 2016 and it had R$ 1.7 billion loss in 2017 due to the operating provisions.

Shareholder’s Equity



-3.2%
68.069
61.577
56.849
42.092
44.065
42.611
2012
2013
2014
2015
2016
2017

Shareholders’ Equity decreased 3.2% in 2016 and 2017.

Operational Growth

Growing Generation



48,134 MW
Eletrobras' installed capacity

233	**31%**
plants	of Brazil's installed capacity

+ 1,278 MW
Physical aggregation in **2017**, highlighting HPP Belo Monte and Mauá 3

+ 8,000MW
Already under construction, will be added to the Brazilian energy matrix with contribution from Eletrobras and partners by 2021

20,000 MW +
under studies

Country Interconnection

Strategic role in the **National Interconnected System,** the company accounts for almost half of the transmission lines existing in Brazil.

1960



Evolução da Transmissão
- Rede básica

2017



Existente
Futuro
LTs Empresas Eletrobras
LTs Empresas Eletrobras com parceria
LTs Outras Empresas

64,944 km
Eletrobras' Transmission Lines

The largest tansmission company of Latin America

1,483 km
Aggregation in **2017**

48.9%
Of Brazilian Transmission Lines above 230kV

Highlights:

- TL Xingu/Estreito
  SPE Belo Monte Transmissora de Energia (PA, TO, GO e MG)
- TL Serra da Mesa/Niquelândia
  SPE Transenergia Goiás (GO)
- TL Barreiras II/Rio das Éguas/Luziânia/Pirapora II extension
  SPE Paranaíba Transmissora de Energia (MG, GO e SP)
- TL Touros/Ceará Mirim II Eletrobras Chesf (RN)
- TL Mossoró IV/Mossoró II Eletrobras Chesf (RN)
- TL Teresina II/Teresina III Eletrobras Chesf (PI)
- TL Morro do Chapéu II/Irecê Eletrobras Chesf (BA)

Business and Management Master Plan

Challenge 22: Sustainable Excellence

To maximize the potential of competitive advantages in Generation, Transmission and Trading energy, achieving the corporate sustainability recognized by all stakeholders.

Financial Discipline
Net Debt/Ebitda < 3

2017	2018
3.7	<3

Operational Excellence
PMSO/Regulatory PMSO = 1

3T17	2018
1.35	1.0

Governance and Compliance
Material weakness= 0

2017	2018
4	0



Sustainable Performance
Greenhouse gases emission (GhG in tons of CO2)/(ROL in R$ thousand)*

2016	2018
0.348	0.330

Valuation of People
Frequency rate of accidents (index)

2017	2018
2.21	1.36

*Dow Jones Sustainability Index and ISE Bovespa reference.

Challenge 2021/22: main results

Operational Excellence

PMSO/PMSO Regulatory (*)


1,55
1,54
1,54
1,39
1,35
1,10
1,00
2015
2016
1T17
2T17
3T17
Meta 2017
Meta 2018

- Reduction of 758 gratified functions
  Annual savings of R $ 74.36 million
- Total 2,055 disconnections in PAE
  Annual savings of R$ 826 million
- Implementation of ProEPR: 4 companies in April / 2018 and other companies up to July/ 2018 / Annual savings of R$ 107 million
- Implementation of the SSC: Go Live in June / 2018
  Annual savings of R$ 616.0 million
- Reducing Administrative Costs
  Annual savings of R$ 51.50 million
- Reduction of Extra Hours, Hazardous Environment pay and Oversight Annual savings of R$ 23.11 million
- Performance integrated in the Marketing
  Accumulated gains of R$ 329.8 million
- Consensus Reduction Plan (PDC) Annual savings of R$ 890 million
- **Economy in 2017: R $ 987 million ***
  Annual savings for the coming years: R $ 2.7 billion

Financial Discipline

Net Debt / Adjusted EBITDA


6,50
6,70
5,70
4,70
4,10
<4,00
<3,00
2015
2016
1T17
2T17
3T17
Meta 2017
Meta 2018

- Reduction of 29% in investment in PDNG 17-21, equivalent to R$ 2.9 billion / year
- Privatization of Distributors on 04/30 Improvement of R$ 1.1 billion in EBITDA
- Sale of Administrative Real Estate
  Potential value of R$ 400 million
- Sale of 70 SPEs on 06/07/2018
  Book value of R$ 2.5 billion
- Economy of R$ 1.83 billion with Tax Optimization
- Sale of CELG D: R $ 2.2 billion (R$ 1.1 billion Eletrobras)
  Sale of Energisa shares: R$ 364.7 million
  Sale of CPFL shares: R$ 46.0 million
  Sale of Tumarin shares: R$ 70 million
  Sale of INTESA shares: R$ 282 million
- Base Zero Budget
  Annual savings of R$ 700 million

Governance and Compliance

Amount of Material Weaknesses(*)


6
4
0
0
0
0
0
2015
2016
1T17
2T17
3T17
Meta 2017
Meta 2018

- Statutes and Policy approved by the holding company and other Eletrobras companies
- Finalize the implementation of the 5 Dimensions until Dec/ 2018
- Reduction from 18 to 0 Significant Deficiencies
  2 of the 6 Material weaknesses were eliminated
- IG-Sest - Level 1 (level of excellence)
  Certification at B3 scheduled for 3/14/2018

* Operating Cost - R $ 485 million and PMSO - R $ 502 million = - R $ 987 million

Goal	$\frac{\text{Net Debt}}{\text{Adjusted EBITDA}} < 3,0$

Net Debt/Ebitda


23.4
23.4
23.4
22.7
20.3
6.1
5.7
4.7
4.1
3.7
dez-16
mar-17
jun-17
set-17
dez-17
Net Debt
Net Debt/ Managerial EBITDA

EBITDA (LTM)	3,8	4,0	4,9	5,5	5,5

Gross Debt	R$ 45,593 million
Financing payable without RGR	42,982
(-) (Cash + Securities)	8,048
(-) Financing Receivable without RGR	12,848
(-) Net balance of Itaipu Financial Asset	1,788
Net Debt*	**R$ 20,297 million**

Net Debt Profile**

Financings (R$ million)**	5,886	4,547	8,234	4,191	9,195	3,165	9,903	45,122
Expiration Date (Ano)	2018	2019	2020	2021	2022	2023	After 2023	Total

* 1. Financings of RGR funds owed by a company outside Eletrobras group (R $ 1,219 million) and credits related to the federalization of DisCos, pursuant to Articles 21-A and 21-B of Law 12,783 / 2013 (R $ 1,391 million) were'nt considered in the gross debt 2. Receivables due by company outside the Eletrobras group to RGR's account (1,219 million) and adjusted by the receivables of the Eletrobras Distributing Companies held for sale (R $ 3,801 million) were excluded. ** Excluding debentures, in the amount of R $ 471 million.

Sale of 70 SPEs Ownerships

59 | **Generation (wind farms)**
967 MW

11 | **Transmission**
1,004 Km

Book value R$ 2.5 billion

17 Auction lots:
- **8 generation lots**
- **9 transmission lots**

Date: June 29, 2018



Investments

R$ million

Details	2018	2019	2020	2021	2022	2018 - 2022
Corporate Enterprises	**4,382**	**3,094**	**2,490**	**2,205**	**2,068**	**14,239**
Generation	1,321	968	1,055	938	874	5,157
Transmission	2,367	1,858	1,184	994	896	7,300
Infrastructure and Others	434	268	251	273	297	1,523
Distribution	260	0	0	0	0	260
SPEs Investments	**1,826**	**688**	**677**	**898**	**1,428**	**5,517**
Generation	1,490	389	639	891	1,428	4,837
Transmission	336	299	38	7	0	680
Total	**6,208**	**3,782**	**3,168**	**3,103**	**3,496**	**19,756**

Future Structure

Expected **49.9 GW of installed capacity by** 2018

Strength the focus in **Generation and Transmission**

Maintenance of **48** estrategic **SPEs**

Lean Structure



Eletrobras
Eletrobras Cepel
R&D
Stockholding
Eletrobras Eletropar
Generation and Transmission
Eletrobras Eletrosul
Eletrobras Furnas
Eletrobras Chesf
Eletrobras Eletronorte

Eletrobras' companies Today

Business Segment	Number of SPEs	Book Value (R$ million)
Generation	137	16,908
Transmission	38	7,378
Services	3	60
Total	**175**	**24,346**

Eletrobras' Companies – End of 2018

Business Segment	Number of SPEs	Book Value (R$ million)
Generation	30	14,641
Transmission	17	3,712
Services	1	3
Total	**48**	**18,356**

New Regulatory Framework and Privatization



Eletrobras’ Privatization
Opportunity to create a large corporation

The largest Energy Companies in the G-20 countries are structured as "Corporation".

15 plants and **14 GW**
for dequotization in future capital primary emission

August - 2017

- The Ministry of Mines and Energy proposed to the Council of the Investment and Partnership Program of the Presidency - PPI, the privatization of Eletrobras.

- The proposal was approved on August 23, 2017 by the Council of the Investment Partnership Program (CPPI).

January - 2018

- The Ministry of Mines and Energy disclosed the Draft Law that suggests the privatization will be implemented by a capital increase with issuance of new common shares (primary issue).

March – 2018

Resolution CPPI 30 - recommends that BNDES should be responsible for the implementation and monitoring of the privatization process.

Next Steps - 2018

- Law edition to detail the privatization conditions.

- Decree of Brazilian President naming the privatization agents and including Eletrobras shares, whose holder is the Union, in the Investment Partnerships Program (PPI).

Disclaimer
The effectiveness of this operation depends on governmental authorizations, required legal and regulatory assessments, analysis of the model to be proposed and compliance with specific procedures, considering that Eletrobras is a semi-public corporation with shares listed on the São Paulo Stock Exchange (B3 - Brazil, Stock Exchange, Counter), as well as on the stock exchanges of New York (NYSE) and Madrid (Latibex).

Wilson Ferreira Junior
+55 21 2514-6001
pr@eletrobras.com

Eletrobras

MINISTÉRIO DE
MINAS E ENERGIA

BRASIL
GOVERNO FEDERAL